UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23 Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA
Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2005

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31, 2004	December 31, 2003
ASSETS:		
Investments at fair value:		
Common Stock	$ 576,486	$ 566,653
Investments in Mutual Funds	431,750	409,284
Investments in ISP Profile Funds/Collective Funds	183,598	177,317
Participant Loans	29,354	31,778
Total Investments	1,221,188	1,185,032
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$ 1,221,188	$ 1,185,032

See Accompanying Notes to Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	Year Ended December 31, 2004	2003
Investment income:		
Interest and dividends	$ 25,750	$ 23,592
Net appreciation in fair value of investments	85,887	223,996
Total investment income	111,637	247,588
Contributions:		
Employer	45,536	45,117
Employee	64,596	62,526
Rollover	3,943	2,507
Total contributions	114,075	110,150
Deductions:		
Payments to participants or beneficiaries	(69,689)	(68,125)
Administrative expenses	(697)	(697)
Total deductions	(70,386)	(68,822)
Other:		
Net transfers from plan	(119,170)	0
Net transfers	(119,170)	0
NET INCREASE	36,156	288,916
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,185,032	896,116
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 1,221,188	$ 1,185,032

See Accompanying Notes to Financial Statements.

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries, other than those Hilliard Lyons and PFPC employees covered by separate plans. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pretax basis under Section 401(k) of the Code. PNC matches 100% of employee contributions up to 6% of eligible compensation, subject to Code limitations. The terms of the Plan require matching contributions to be invested in either PNC common stock or, for BlackRock Inc. ("BlackRock") employees, in BlackRock Class A common stock, as the case may be, except for participants who have exercised their diversification election rights to have their matching portions invested in other investments available under the Plan. Participants are immediately fully vested in their balances, including the employer contributions.

Participants who are age 50 or older can choose to have their future matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their matching contributions automatically invested in PNC or BlackRock common stock, as the case may be. These participants can also diversify previous matching contributions invested in PNC or BlackRock common stock to other investment funds. The Plan also allows participants age 50 or older to contribute up to an additional $3,000 ($4,000 for 2005) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC and BlackRock common stock held by the Plan are designated as held by the Employee Stock Ownership Plan ("ESOP"). The Plan allows participants to elect either to receive any cash dividends paid on their shares of PNC or BlackRock common stock held in the Plan as a direct cash payment or to have any such cash dividends reinvested in PNC or BlackRock common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation—Marketable securities are stated at fair value. Securities are valued at the last public sale price of securities listed on the New York Stock Exchange. If no sales were reported, and in the case of securities traded over the counter, the last bid price at the close of business is used. The value of any security not listed or quoted on any exchange is determined by the last closing bid price, reference to the bid price of any published quotations in common use, or by the quotation of a reputable broker.

The fair value of the participation units in the PNC Investment Contract Fund, ISP Profile Funds, and registered investment companies (mutual funds) is based on quoted redemption values on the last business day of the plan year. Loans are valued at the amount of principal outstanding on the last business day of the plan year.

The Plan's assets are concentrated in the equity and fixed income markets. Realization of the respective values is subject to the price volatility in these markets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and the differences may be material to the financial statements.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. RELATED PARTY TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock, Inc. and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan held an investment in common stock of The PNC Financial Services Group, Inc. having a fair value of $552.3 million and $553.7 million at December 31, 2004 and 2003, respectively. Additionally, the Plan held an investment in common stock of BlackRock, Inc. having respective fair values of $24.2 million and $12.9 million at December 31, 2004 and 2003. The Plan has not considered PNC or BlackRock contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2004 and 2003:

(Amounts in thousands)

	2004		2003	
American AAdvantage Funds Small Cap Value Fund (1)	$ 41,511		$ -	
American Funds EuroPacific Growth Fund / R5 (2)	16,539		-	
BlackRock Funds Core Bond Total Return Fund (3)	71,069	*	77,743	*
BlackRock Funds High Yield Bond Fund (3)	6,893		5,312	
BlackRock, Inc. Common Stock Fund	24,167		12,945	
BlackRock Funds International Equity Fund (4)	-		11,404	
BlackRock Funds Mid-Cap Growth Equity Fund	12,922		11,574	
BlackRock Liquidity Funds TempFund	72,284	*	82,981	*
BlackRock Funds Small Cap Growth Equity Fund	23,785		27,945	
CRM Mid Cap Value Fund	20,074		9,710	
Dodge & Cox Stock Fund	66,288	*	47,963	
Fidelity Low-Priced Stock Fund (5)	-		36,371	
Harbor Funds Capital Appreciation Fund	19,038		15,555	
ISP Aggressive Profile Fund	129,076	*	126,559	*
ISP Conservative Profile Fund	8,679		8,325	
ISP Moderate Profile Fund	19,544		18,299	
Participant Loans	29,354		31,778	
PNC Financial Services Group, Inc. Common Stock Fund	552,319	*	553,708	*
PNC Investment Contract Fund	26,299		24,134	
Vanguard Institutional Index Fund	81,347	*	82,726	*
	$ 1,221,188		$ 1,185,032	

* These investments exceed 5% of net assets available for benefits at December 31, 2004 and 2003.

(1) This fund became available effective September 1, 2004. Effective March 1, 2005, the name of this fund was changed to American Beacon Funds Small Cap Value Fund.

(2) This fund became available effective January 12, 2004

(3) Effective December 17, 2004, the institutional class shares of these investment funds held in the Plan were converted to BlackRock class shares.

(4) Effective January 9, 2004, PNC replaced this investment option. See (2) above.

(5) Effective September 1, 2004, PNC replaced this investment option. See (1) above.

The following table presents the components of net appreciation/(depreciation) by investment fund for the years ended December 31, 2004 and 2003:

(Amounts in thousands)

	2004	2003
American AAdvantage Funds Small Cap Value Fund (1)	$ 4,342	$ -
American Funds EuroPacific Growth Fund / R5 (2)	2,163	-
BlackRock Funds Core Bond Total Return Fund (3)	3,186	1,722
BlackRock Funds High Yield Bond Fund (3)	579	774
BlackRock, Inc. Common Stock Fund	6,820	3,048
BlackRock Funds Index Equity Fund (4)	-	(1,197)
BlackRock Funds International Equity Fund (5)	346	2,542
BlackRock Funds Mid-Cap Growth Equity Fund	1,815	2,835
BlackRock Liquidity Funds TempFund	899	406
BlackRock Funds Small Cap Growth Equity Fund	2,435	9,727
BlackRock Funds Taxable Money Market Fund (4)	-	228
CRM Mid Cap Value Fund	2,823	2,187
Dodge & Cox Stock Fund	8,487	10,245
Fidelity Low-Priced Stock Fund (6)	1,605	9,048
Harbor Funds Capital Appreciation Fund	1,669	3,168
ISP Aggressive Profile Fund	15,882	31,130
ISP Conservative Profile Fund	589	1,011
ISP Moderate Profile Fund	1,893	3,220
PNC Financial Services Group, Inc. Common Stock Fund	20,686	124,564
PNC Investment Contract Fund	831	762
Vanguard Institutional Index Fund	8,837	18,576
	$ 85,887	$ 223,996

(1) This fund became available effective September 1, 2004. Effective March 1, 2005, the name of this fund was changed to American Beacon Funds Small Cap Value Fund.

(2) This Fund became available effective January 12, 2004.

(3) Effective December 17, 2004, the institutional class shares of these investment funds held in the Plan were converted to BlackRock class shares.

(4) Effective April 1, 2003, PNC replaced these investment options.

(5) Effective January 9, 2004, PNC replaced this investment option. See (2) above.

(6) Effective September 1, 2004, PNC replaced this investment option. See (1) above.

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2004 and 2003 is set forth below.

(Amounts in thousands)

	PNC Stock Fund	BlackRock Stock Fund	Total
At December 31, 2004:			
Investments at fair value and net assets available for benefits	$ 405,424	$ 24,167	$ 429,591
At December 31, 2003:			
Investments at fair value and net assets available for benefits	$ 405,736	$ 12,945	$ 418,681

	PNC Stock Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2004	$ 405,736	$ 12,945	$ 418,681
Additions:			
Interest and dividends	14,413	295	14,708
Employer contributions	37,426	5,038	42,464
Deductions:			
Payments to participants or beneficiaries	(19,374)	(889)	(20,263)
Administrative expense	(255)	(7)	(262)
Net transfers	(47,425)	(35)	(47,460)
Net change in fair value of investments	14,903	6,820	21,723
Net assets available for benefits at December 31, 2004	$ 405,424	$ 24,167	$ 429,591
Net assets available for benefits at January 1, 2003	$ 288,027	$ 6,348	$ 294,375
Additions:			
Interest and dividends	13,863	-	13,863
Employer contributions	38,081	4,137	42,218
Deductions:			
Payments to participants or beneficiaries	(17,664)	(580)	(18,244)
Administrative expense	(256)	(6)	(262)
Net transfers	(6,872)	(2)	(6,874)
Net change in fair value of investments	90,557	3,048	93,605
Net assets available for benefits at December 31, 2003	$ 405,736	$ 12,945	$ 418,681

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Manager believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. OTHER MATTERS

In August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee in connection with the Administrative Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of financial results for 2001. Both the Administrative Committee and PNC are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. ("IFS") to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with pending securities litigation against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC's restatement of financial results for 2001. This authority includes representing the Plan's interests in connection with a $90 million restitution fund established by PNC. The Department of Labor has communicated with the IRS in connection with the engagement.

In December 2004, PNC entered into a tentative settlement of consolidated putative class action lawsuits arising out of three 2001 transactions (the "PAGIC transactions") that led to PNC's restatement of its financial results for 2001. In connection with that settlement, the claims of IFS on behalf of the Plan and its participants will be resolved and the class covered by the settlement will be expanded to include participants in and beneficiaries of the Plan. The Department of Labor is not, however, a party to this settlement and thus the settlement does not necessarily resolve its investigation.

7. PLAN TRANSFERS

Effective January 1, 2004, PNC acquired United National Bancorp ("United") by merger. Assets of $15.5 million from United's 401(k) plan were merged into the Plan effective June 1, 2004.

Effective January 23, 2004, $1.0 million of assets from the Persimmon Research Partners 401(k) Profit Sharing Plan were merged into the Plan as part of an acquisition by PFPC, Inc.

Effective June 30, 2004, PFPC, Inc. and its participating subsidiaries (collectively, PFPC) ceased to be a participating employer in the Plan. On July 1, 2004, eligible employees of PFPC were able to participate in a new plan, The PFPC Inc. Retirement Savings Plan, which is sponsored by PNC. Assets transferred to the PFPC Plan on July 1, 2004 amounted to $135.3 million. Plan-to-plan transfers of $329 thousand occurred after the July 1, 2004 date. These plan transfers occurred because PNC employees transferred their employment to PFPC.

8. SUBSEQUENT EVENTS

Effective March 1, 2005, the American AAdvantage Funds Small Cap Value Fund changed its name to the American Beacon Funds Small Cap Value Fund. There are no fundamental changes to the fund.

Effective May 13, 2005, PNC completed its acquisition of Riggs National Corporation ("Riggs") by merger. Under the terms of the agreement, PNC Bank, N.A. acquired the assets of Riggs Bank, N.A., a subsidiary of Riggs National Corporation. Approximately $33.1 million of assets from Riggs' 401(k) plan were merged into the Plan effective June 14, 2005.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund			
	Participant Directed	2,557,310 shares	$ 90,984	$ 146,892
	Nonparticipant-Directed	7,058,217 shares	251,116	405,424
*	BlackRock, Inc. Common Stock Fund	312,802 shares	14,888	24,167
	Shares of an Investment Company:			
	American AAdvantage Funds Small Cap Value Fund	2,049,904 shares	37,416	41,511
	American Funds EuroPacific Growth Fund / R5	464,331 shares	14,724	16,539
*	BlackRock Funds Core Bond Total Return Fund	7,274,162 shares	71,140	71,069
*	BlackRock Funds Small Cap Growth Equity Fund	1,444,123 shares	24,326	23,785
*	BlackRock Funds Mid-Cap Growth Equity Fund	1,321,274 shares	12,988	12,922
*	BlackRock Funds High Yield Bond Fund	830,465 shares	6,981	6,893
*	BlackRock Liquidity Funds TempFund	72,284,190 shares	72,284	72,284
	CRM Mid Cap Value Fund	772,370 shares	16,047	20,074
	Dodge & Cox Stock Fund	509,048 shares	52,057	66,288
	Harbor Funds Capital Appreciation Fund	664,056 shares	15,478	19,038
	Vanguard Institutional Index Fund	734,773 shares	63,342	81,347
	Other Investments:			
*	The PNC Financial Services Group, Inc. Preferred Series C Stock Fund	37 shares	1	3
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.0% - 10.0% and maturities from 1 to 330 months		29,354
	Collective Funds:			
*	ISP Conservative Profile Fund	678,447 shares	7,463	8,679
*	ISP Moderate Profile Fund	1,379,296 shares	15,700	19,544
*	ISP Aggressive Profile Fund	8,086,544 shares	90,117	129,076
*	PNC Investment Contract Fund	9,826,878 shares	24,847	26,299
	Total		$ 881,899	$ 1,221,188

* Party-in-interest

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:					
The PNC Financial Services Group, Inc.					
1,515,143 shares	$ 81,640		$ 81,640	$ 81,640	
2,016,625 shares		$ 103,730	110,370	103,730	$ (6,640)
Shares of an Investment Company:					
BlackRock Funds Core Bond Total Return Fund					
8,855,812 shares	$ 86,424		$ 86,424	$ 86,424	
9,630,646 shares		$ 93,701	93,041	93,701	$ 660

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 27, 2005

By: /s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23	*Consent of Deloitte & Touche LLP filed herewith.*

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 15, 2005, appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

June 27, 2005
Pittsburgh, Pennsylvania